                                                     RULE NO. 424(b)(2)
                                                     REGISTRATION NO. 333-60039

           Prospectus Supplement to Prospectus dated August 7, 1998.

[LOGO]

                                  $50,000,000

                                   MBIA INC.

    6.95% Senior Quarterly Income Debt Securities due 2038 (Senior QUIDSSM)

                               ----------------

  This is an offering of 6.95% Senior Quarterly Income Debt Securities ("Senior QUIDS") to be issued by MBIA. The Senior QUIDS will mature on November 1, 2038. MBIA will pay interest on the Senior QUIDS on February 1, May 1, August 1 and November 1 of each year. The first such payment will be February 1, 1999.

  MBIA has the option to redeem the Senior QUIDS (1) at any time on or after November 1, 2003, in whole or in part, or (2) at any time within 90 days after the occurrence of certain tax events, in whole but not in part. If MBIA redeems the Senior QUIDS, it will pay to holders of the Senior QUIDS 100% of the principal amount being redeemed, plus any interest accrued on the Senior QUIDS to the date the Senior QUIDS are redeemed. MBIA will issue the Senior QUIDS only in book-entry form in denominations of $25 and integral multiples of $25.

  MBIA intends to list the Senior QUIDS on the New York Stock Exchange and expects trading in the Senior QUIDS on the New York Stock Exchange to begin within thirty days after the original issue date. The Senior QUIDS are expected to trade "flat." This means that purchasers will not pay and sellers will not receive any accrued and unpaid interest on the Senior QUIDS that is not included in the trading price.
                               ----------------
  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                                                           PER
                                                       SENIOR QUIDS    TOTAL
                                                       ------------ -----------
Initial public offering price.........................      100%    $50,000,000
Underwriting discount.................................     3.15%    $ 1,575,000
Proceeds, before expenses, to MBIA....................    96.85%    $48,425,000

  The initial public offering price set forth above does not include accrued interest, if any. Interest on the Senior QUIDS will accrue from November 10, 1998 and must be paid by the purchaser if the Senior QUIDS are delivered after November 10, 1998.

                               ----------------

  The Underwriters are severally underwriting the Senior QUIDS being offered. They expect to deliver the Senior QUIDS in book-entry form only through the facilities of The Depository Trust Company in New York, New York on November 10, 1998.

----------------
QUIDS/SM/ is a service mark of Goldman, Sachs & Co.

GOLDMAN, SACHS & CO.
                 PAINEWEBBER INCORPORATED
                               PRUDENTIAL SECURITIES INCORPORATED
                                                           SALOMON SMITH BARNEY

                               ----------------

                 Prospectus Supplement dated November 4, 1998.

                                  THE COMPANY

  MBIA Inc. (the "Company") is engaged primarily in providing financial guarantees for municipal bonds, asset-backed and mortgaged-backed securities, selected corporate debt, including investor-owned utility bonds, and debt of high quality financial institutions. These financial guarantees are provided principally through the Company's wholly-owned subsidiary, MBIA Insurance Corporation ("MBIA Corp."). /1/ For the six months ended June 30, 1998, the Company insured $28.5 billion and $0.4 billion of gross par value, respectively, of domestic and international new issue and secondary market municipal bonds, $21.2 billion and $5.1 billion of gross par value, respectively, of domestic and international structured finance business, and $1.6 billion and $1.3 billion of gross par value, respectively, of domestic and international new issue and secondary market direct corporate and financial institution obligations. As of June 30, 1998, the total net par amount of outstanding bonds insured by the Company was $338.6 billion and the aggregate net insurance in force was $566.2 billion.

  Financial guarantee insurance provides an unconditional and irrevocable guarantee of the payment of the principal of and interest on insured obligations when due. MBIA Corp. primarily insures obligations sold in the new issue and secondary markets, including those held in unit investment trusts and by mutual funds. It also provides surety bonds for debt service reserve funds. The principal economic value of financial guarantee insurance to the entity offering the obligations is the saving in interest costs resulting from the difference in the market yield between an insured obligation and the same obligation on an uninsured basis. In addition, for complex financings and for obligations of issuers that are not well known by investors, insured obligations receive greater market acceptance than uninsured obligations. All obligations insured by MBIA Corp. are rated AAA by Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc., and Fitch IBCA, Inc. and Aaa by Moody's Investors Service, Inc., the highest ratings assigned by these rating agencies.

  The Company, through its wholly-owned subsidiary, MBIA Assurance S.A., writes financial guarantee insurance in the international market, including policies insuring sovereign risk, public infrastructure financings, asset-backed transactions and certain obligations of corporations and financial institutions. In 1995, MBIA Corp. entered into a joint venture agreement with Ambac Assurance Corporation for the purpose of jointly marketing financial guarantee insurance outside the United States.

  The Company's insurance operations derive their income from insurance premiums earned over the life of the insured obligations and from investment income earned on assets representing capital, retained earnings and deferred premium revenues. As of June 30, 1998, the Company's deferred premium revenues were $2,173.0 million, its shareholders' equity was $3,577.4 million, and its total investments were $9,009.6 million and $9,410.6 million at book value and market value, respectively. As of June 30, 1998, MBIA Corp.'s investment portfolio was $5,491.8 million and $5,764.6 million at book value and market value, respectively, and was primarily comprised of high-quality fixed income securities with intermediate maturities.

  The Company's subsidiaries also provide consulting services to public sector clients, including U.S. state and local governments, municipalities, colleges and universities. These services include cash management, municipal investment agreements, discretionary asset management, purchase and administrative services, tax discovery and compliance, tax audit, analysis and information services and bond administration services.
--------
/1/The Company's results have been restated to reflect its mergers with CapMAC
  Holdings Inc. and 1838 Investment Advisors, Inc.

  On February 17, 1998, the Company consummated a merger with CapMAC Holdings Inc. ("CapMAC"), by exchanging 8.1 million shares of its common stock for all of the common stock of CapMAC. Each share of CapMAC was exchanged for 0.4675 of one share of the Company's common stock. On July 31, 1998, the Company completed a merger of its investment business with 1838 Investment Advisors, Inc. ("1838"). Each share of 1838 was exchanged for 2.134 shares of the Company's common stock. The mergers constituted tax-free reorganizations and have been accounted for as pooling of interests under Accounting Principles Board Opinion No. 16.

  CapMAC, through its insurance subsidiaries, is in the business of insuring structured asset-backed, corporate, municipal and other financial obligations in the U.S. and international capital markets and providing financial guarantee reinsurance for structured asset-backed, corporate, municipal and other financial obligations written by other major insurance companies. For the six months ended June 30, 1998, CapMAC insured $2.0 billion and $0.8 billion of gross par value, respectively, of domestic and international structured finance business.

  The financial guarantee industry is subject to the direct and indirect effects of governmental regulation, including changes in tax laws affecting the municipal and asset-backed debt markets. No assurance can be given that future legislative or regulatory changes might not adversely affect the results of operations and financial condition of the Company.

  The principal executive offices of the Company are located at 113 King Street, Armonk, New York 10504. The telephone number is (914) 273-4545.

                                USE OF PROCEEDS

  The proceeds to the Company from the sale of the Senior QUIDS, net of underwriting discounts and expenses, are estimated to be approximately $48,285,000. Proceeds from the sale of the Senior QUIDS will be used for general corporate purposes, including capital contributions to MBIA Corp. for use in its businesses.

                                CAPITALIZATION

  The following table sets forth the total capitalization of the Company at June 30, 1998, and such capitalization as adjusted to give effect to the issuance and sale of $50,000,000 aggregate principal amount of Senior QUIDS and to the issuance and sale on September 30, 1998 of the Company's $150,000,000 aggregate principal amount of 6.625% Debentures due October 1, 2028.

                                                        JUNE 30, 1998
                                                    -----------------------
                                                      ACTUAL    AS ADJUSTED
                                                    ----------  -----------
                                                           (UNAUDITED)
                                                      (DOLLARS IN THOUSANDS)
Long-term debt..................................... $  488,937  $  688,937
Shareholders' equity:
  Preferred Stock, par value $1.00 per share;
   authorized shares--10,000,000; issued and
   outstanding
   shares--none....................................        --          --
  Common Stock, par value $1.00 per share;
   authorized shares--200,000,000; issued shares--
   99,175,425......................................     99,175      99,175
  Additional paid-in capital.......................  1,155,581   1,155,581
  Retained earnings................................  2,079,612   2,079,612
  Accumulated other comprehensive income, net of
   deferred income tax provision of $141,364.......    252,460     252,460
  Unallocated ESOP shares..........................     (4,083)     (4,083)
  Unearned compensation--restricted stock..........     (5,010)     (5,010)
  Treasury stock, at cost; 8,961 shares............       (320)       (320)
                                                    ----------  ----------
    Total shareholders' equity.....................  3,577,415   3,577,415
                                                    ----------  ----------
      Total capitalization......................... $4,066,352  $4,266,352
                                                    ==========  ==========

                   SELECTED FINANCIAL AND OPERATING DATA(1)

  On February 17, 1998 the Company acquired CapMAC in a merger transaction, and on July 31, 1998 the Company completed a merger of its investment business with 1838. Both mergers were accounted for as a pooling of interests for accounting and financial reporting purposes. The following table presents selected consolidated financial data of the Company after giving effect to the mergers as if they had occurred on January 1 of each period presented.

  The information set forth below for the years ended December 31 is derived from and should be read in conjunction with the audited restated Consolidated Financial Statements and notes thereto of the Company, which are incorporated herein by reference. All other income statement and balance sheet data presented are derived from unaudited Consolidated Financial Statements of the Company and in the opinion of the management of the Company include all adjustments, consisting of normal and recurring adjustments, which are necessary to present fairly the results of operations and financial position of the Company for each period presented.

                                            YEARS ENDED DECEMBER   SIX MONTHS
                                                    31,          ENDED JUNE 30,
                                            -------------------- ---------------
                                             1995   1996   1997   1997    1998
                                            ------ ------ ------ ------- -------
                                                                   (UNAUDITED)
                                                   (DOLLARS IN MILLIONS)
INCOME STATEMENT DATA:
 Insurance:
 Gross premiums written...................  $406.0 $533.5 $651.9 $ 292.9 $ 319.4
 Net premiums written.....................   344.9  463.5  535.4   253.4   277.8
 Premiums earned..........................   244.3  292.3  350.0   168.8   203.2
 Advisory fees............................     7.3   10.8   17.1     8.2    13.4
 Net investment income....................   232.7  265.5  301.4   144.4   163.1
 Net realized gains.......................    12.7    9.9   16.9     5.6    13.9
 Income before income taxes and minority
  interest................................   375.0  448.4  525.3   250.6   289.1
 Net income...............................   290.3  347.7  405.6   196.7   221.1

                                               YEARS ENDED       SIX MONTHS
                                              DECEMBER 31,     ENDED JUNE 30,
                                            ----------------- -----------------
                                              1996     1997     1997     1998
                                            -------- -------- -------- --------
                                                                 (UNAUDITED)
                                                   (DOLLARS IN MILLIONS)
BALANCE SHEET DATA:
 Investments............................... $8,008.0 $8,908.3 $8,207.2 $9,410.6
 Total assets..............................  9,030.9 10,385.0  9,413.3 11,144.3
 Deferred premium revenue..................  1,854.2  2,090.5  1,945.7  2,173.0
 Loss and loss adjustment expense reserve..     70.3    103.1     82.0    115.5
 Long-term debt............................    389.0    488.9    389.1    488.9
 Shareholders' equity......................  2,761.2  3,361.5  2,920.4  3,577.4

--------
(1) All data retroactively adjusted to reflect the mergers with CapMAC, effective February 17, 1998, and 1838, effective July 31, 1998.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated. Earnings represent consolidated earnings before income taxes and fixed charges. Fixed charges consist of interest and that portion of rental expense deemed representative of the interest factor for such rental expense. The Company had no capitalized interest for the periods presented.

                                                                     SIX MONTHS
                                                                        ENDED
                                            YEARS ENDED DECEMBER 31,  JUNE 30,
                                            ------------------------ -----------
                                            1993 1994 1995 1996 1997 1997  1998
                                            ---- ---- ---- ---- ---- ----- -----
Ratio of earnings to fixed charges(1)...... 12.8 12.9 13.3 13.6 14.2  14.5  14.2

---------------------
(1)Fixed charges do not include the amount of fixed charges associated with obligations insured by MBIA Corp. All data are retroactively adjusted to reflect the mergers with CapMAC and 1838.

                          DESCRIPTION OF SENIOR QUIDS

  The Senior QUIDS offered hereby will represent direct unsecured obligations of the Company and will be issued as a separate series of debt securities under the Indenture, dated as of August 1, 1990 (the "Senior Indenture"), between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"). The statements herein relating to the Senior QUIDS and the Senior Indenture are summaries of, and subject to, the detailed provisions of the Senior Indenture, including the definitions therein of certain terms. A copy of the Senior Indenture is filed as an exhibit to the Registration Statement of which the accompanying Prospectus is a part. The following summaries of certain provisions of the Senior Indenture and of the Senior QUIDS (referred to in the accompanying Prospectus as the "Debt Securities") supplement, and to the extent inconsistent therewith replace, the summaries of certain provisions of the Debt Securities set forth in the accompanying Prospectus, to which reference is hereby made, and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Senior Indenture, including the definitions therein of certain terms.

  The Senior QUIDS offered hereby will be limited to $50,000,000 aggregate principal amount and will mature on November 1, 2038. Each Senior QUIDS will bear interest at the rate of 6.95% per annum from November 10, 1998 or from the most recent interest payment date to which interest has been paid or provided for, payable quarterly on February 1, May 1, August 1 and November 1 of each year (each an "Interest Payment Date"), commencing February 1, 1999 to the person in whose name such Senior QUIDS are registered at the close of business on the relevant record dates. The record date will be one Business Day (as hereinafter defined) prior to the relevant Interest Payment Dates. The amount of interest payable on February 1, 1999 to holders of Senior QUIDS will be $0.39576 per $25 principal amount of Senior QUIDS. The Senior QUIDS will be subject to defeasance and covenant defeasance as provided in Article Thirteen of the Senior Indenture.

  The amount of interest payable for any period will be computed on the basis of twelve 30-day months and a 360-day year and, for any period shorter than a full quarterly interest period, will be computed on the basis of the actual number of days elapsed in such period. In the event that any date on which interest is payable on the Senior QUIDS is not a Business Day, then payment of the amount payable on such date will be made on the next succeeding day which is a Business Day (and without interest or other payment in respect of any such delay) with the same force and effect as if made on such date.

  A "Business Day" shall mean any day other than a day on which banking institutions in the State of New York are authorized or obligated pursuant to law or executive order to close.

 Redemption

  Optional Redemption. The Senior QUIDS will be redeemable at the option of the Company, in whole or in part, at any time on or after November 1, 2003 and prior to maturity, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the date fixed for redemption.

  Tax Event Redemption. If a Tax Event (a "Tax Event") has occurred and is continuing, the Company has the right, within 90 days following the occurrence of such Tax Event, to redeem the Senior QUIDS, in whole but not in part, at a redemption price equal to the aggregate principal amount of the Senior QUIDS plus accrued and unpaid interest to the date of redemption.

  "Tax Event" means that the Company shall have received an opinion of counsel (which may be counsel to the Company or an affiliate but not an employee thereof) experienced in such matters to the effect that, as a result of (a) any amendment to, clarification of or change (including any announced prospective amendment, clarification or change) in, the laws (or any regulations thereunder) of the United States or (b) any official administrative pronouncement, ruling, regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation, or any judicial decision, in each case, occurring or announced on or after the date of original issuance of the Senior QUIDS, there is more than an insubstantial risk that interest payable by the Company on the Senior QUIDS is not, or within 90 days will not be, deductible, in whole or in part, by the Company for United States Federal income tax purposes.

 Book-Entry Procedures

  Except as set forth below, Senior QUIDS will be available for purchase in book-entry form only in denominations of $25 and integral multiples thereof. Upon issuance, all Senior QUIDS will be represented by one fully registered global security (the "Registered Global Security"). The Registered Global Security will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary"), and registered in the name of the Depositary or a nominee thereof. The Registered Global Security may be transferred, in whole but not in part, by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary selected or approved by the Company or to a nominee of such successor Depositary.

  The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the depositary book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  Ownership of beneficial interests in the Senior QUIDS will be limited to persons that have accounts with the Depositary ("Agent Members") or persons that may hold interests through Agent Members. The Depositary has advised the Company that upon the issuance of the Registered Global Security representing the Senior QUIDS, the Depositary will credit, on its book-entry registration and transfer system, the Agent Members' accounts with the respective principal amounts of the Senior QUIDS beneficially owned by such Agent Members. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary (with respect to interests of Agent Members) and on the records of Agent Members (with respect to interests of persons holding through Agent Members). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in the Registered Global Security.

  So long as the Depositary, or its nominee, is the registered owner of the Registered Global Security, the Depositary or its nominee, as the case may be, will be considered the sole owner or Holder of the Senior QUIDS represented by such Registered Global Security for all purposes under the Senior Indenture. Except as provided below, owners of beneficial interests in the Registered Global Security will not be entitled to have the Senior QUIDS represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of the Senior QUIDS in definitive form and will not be considered the owners or Holders thereof under the Senior Indenture. Accordingly, each Person owning a beneficial interest in the Registered Global Security must rely on the procedures of the Depositary and, if such Person is not an Agent Member, on the procedures of the Agent Member through which such Person owns its interest, to exercise any rights of a Holder under the Senior Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in the Registered Global Security desires to give or take any action which a Holder is entitled to give or take under the Senior Indenture, the Depositary would authorize the Agent Members holding the relevant beneficial interests to give or take such action, and such Agent Members would authorize beneficial owners owning through such Agent Members to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

  Payment of principal of, and interest on, Senior QUIDS registered in the name of the Depositary or its nominee will be made by wire transfer of immediately available funds on the date such payment is due to the Depositary or its nominee, as the case may be, as the Holder of the Registered Global Security representing such Senior QUIDS. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests or for supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Registered Global Security, will credit the accounts of the Agent Members with payment in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of the Depositary. The Company also expects that payments by Agent Members to owners of beneficial interests in the Registered Global Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Agent Members.

  If (x) the Depositary notifies the Company that it is at any time unwilling or unable to continue as Depositary or the Depositary ceases to be a clearing agent registered under the Exchange Act and a successor Depositary is not appointed by the Company within 90 days after the Company receives such notice, or becomes aware of such condition, as the case may be, or (y) the Company executes and delivers to the Trustee an Officers' Certificate to the effect that the Registered Global Security shall be transferable and exchangeable, the Registered Global Security will be transferable or exchangeable for Senior QUIDS in definitive form of an equal aggregate principal amount without coupons and in denominations of $25 and integral multiples thereof. Such definitive Senior QUIDS shall be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from Agent Members with respect to ownership of beneficial interests in the Registered Global Security.

                                 UNDERWRITING

  The Company and the underwriters named below (the "Underwriters") have entered into an underwriting agreement and a pricing agreement with respect to the Senior QUIDS.

  Subject to certain conditions, each Underwriter has severally agreed to purchase the aggregate principal amount of Senior QUIDS indicated in the following table. Goldman, Sachs & Co., PaineWebber Incorporated, Prudential Securities Incorporated and Salomon Smith Barney Inc. are the representatives of the Underwriters.

                                                                     PRINCIPAL
                                                                     AMOUNT OF
                                                                      SENIOR
                              UNDERWRITERS                             QUIDS
                              ------------                          -----------
     Goldman, Sachs & Co. ......................................... $ 8,875,000
     PaineWebber Incorporated......................................   8,500,000
     Prudential Securities Incorporated............................   8,500,000
     Salomon Smith Barney Inc. ....................................   8,500,000
     B.T. Alex. Brown Incorporated.................................   1,250,000
     CIBC Oppenheimer Corp. .......................................   1,250,000
     EVEREN Securities, Inc. ......................................   1,250,000
     J.C. Bradford & Co. ..........................................     625,000
     Crowell, Weedon & Co. ........................................     625,000
     Dain Rauscher Incorporated....................................     625,000
     Fahenstock & Co. Inc. ........................................     625,000
     Fidelity Capital Markets......................................     625,000
     A division of National Financial Services Corporation
     Fleet Securities Inc. ........................................     625,000
     Interstate/Johnson Lane Corporation...........................     625,000
     Legg Mason Wood Walker, Incorporated..........................     625,000
     McDonald & Company Securities, Inc. ..........................     625,000
     McGinn, Smith & Co., Inc. ....................................     625,000
     Morgan, Keegan & Company, Inc. ...............................     625,000
     Olde Discount Corporation.....................................     625,000
     Piper Jaffray Inc. ...........................................     625,000
     Raymond James & Associates, Inc. .............................     625,000
     The Robinson-Humphrey Company, LLC............................     625,000
     Charles Schwab & Co., Inc. ...................................     625,000
     Trilon International Incorporated.............................     625,000
     Tucker Anthony Incorporated...................................     625,000
     Wheat First Securities, Inc. .................................     625,000
                                                                    -----------
       Total....................................................... $50,000,000
                                                                    ===========

  Senior QUIDS sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. The Underwriters may sell Senior QUIDS to securities dealers at a discount from the initial public offering price of up to 2.00% of the principal amount of the Senior QUIDS. Securities dealers may resell any Senior QUIDS purchased from the Underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 1.60% of the principal amount of the Senior QUIDS. If all the Senior QUIDS are not sold at the initial public offering price, the Underwriters may change the offering price and the other selling terms.

  Prior to this offering of Senior QUIDS (the "Offering"), there has been no public market for the Senior QUIDS. MBIA intends to list the Senior QUIDS on the New York Stock Exchange ("NYSE") and expects trading in the Senior QUIDS on the NYSE to begin within thirty days after the original issue date. In order to meet one of the requirements for listing the Senior QUIDS, the Underwriters will undertake to sell lots of 100 or more to a minimum of 400 beneficial holders.

  The Senior QUIDS are a new issue of securities with no established trading market. The Underwriters have advised the Company that, prior to the commencement of trading of the Senior QUIDS on the NYSE, the Underwriters intend to make a market in the Senior QUIDS but are not obligated to do so and may discontinue market making at any time without notice. Neither the Company nor the Underwriters can assure you that the trading market for the Senior QUIDS will be liquid.

  In connection with the Offering, the Underwriters may purchase and sell Senior QUIDS in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater total principal amount of Senior QUIDS than they are required to purchase in the Offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Senior QUIDS while the Offering is in progress.

  The Underwriters also may impose a penalty bid. This may occur when a particular Underwriter repays to the Underwriters a portion of the underwriting discount because the Underwriters have repurchased Senior QUIDS sold by or for the account of that Underwriter in stabilizing or short covering transactions.

  These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Senior QUIDS. As a result, the price of the Senior QUIDS may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  It is expected that delivery of the Senior QUIDS will be made against payment therefor on or about November 10, 1998, which is the fourth business day following the date of this prospectus supplement (such settlement cycle being herein referred to as "T+4"). Purchasers of Senior QUIDS should note that the ability to settle secondary market trades of the Senior QUIDS effected on the date of pricing and the succeeding business days may be affected by the T+4 settlement.

  The Company expects to have an estimated $140,000 of expenses in connection with the Offering.

  Certain of the Underwriters or their affiliates have provided from time to time and may provide in the future investment banking and other financial services to the Company.

                                LEGAL OPINIONS

  The validity of the Senior QUIDS offered hereby will be passed upon for the Company by Debevoise & Plimpton, 875 Third Avenue, New York, New York 10022, and for the Underwriters by Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York 10017. Such counsel will rely, as to matters of Connecticut law, upon the opinion of Day, Berry & Howard LLP, CityPlace, Hartford, Connecticut 06103, Connecticut counsel for the Company.

                                    EXPERTS

  The restated consolidated financial statements, included in Form 8-K of the Company, dated September 24, 1998, and incorporated by reference herein, as of December 31, 1997 and December 31, 1996 and for each of the three years in the period ended December 31, 1997, have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report thereon dated September 21, 1998 included therein and incorporated herein by reference. Such restated consolidated financial statements are incorporated herein by reference in reliance upon such report given the authority of such firm as experts in accounting and auditing.

PROSPECTUS
AUGUST 7, 1998

                                US $350,000,000
                                   MBIA INC.
                                DEBT SECURITIES
                                PREFERRED STOCK
                                 COMMON STOCK

  MBIA Inc. (the "Company") may offer from time to time its (a) unsecured debt securities, in one or more series, which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities"); (b) shares of its preferred stock, par value $1.00 per share (the "Preferred Stock"); and (c) shares of its common stock, par value $1.00 per share (the "Common Stock"). The Debt Securities, Preferred Stock and Common Stock (collectively, the "Securities") may be offered either together or separately and will be offered in amounts, at prices and on terms to be determined at the time any such Securities are to be offered. The Securities will have an aggregate initial offering price of up to $350,000,000 or the equivalent thereof in U.S. dollars if any Securities are denominated in a foreign currency or in currency units.

  Specific terms of the particular Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement"), which will describe, without limitation and where applicable the following: (a) in the case of Debt Securities, the specific designation, aggregate principal amount, denominations, maturity, premium, if any, interest rate (which may be fixed or variable) or method of calculation of interest and premium, if any, place or places where principal, premium, if any, and interest will be payable, any terms of redemption, any sinking fund provisions, terms for any conversion or exchange into other Securities, initial public offering or purchase price, methods of distribution and other special terms, (b) in the case of Preferred Stock, the specific designation, stated value and liquidation preference per share and the number of shares offered, dividend rate (which may be fixed or variable) or method of calculating dividends, place or places where dividends will be payable, any terms of redemption, any sinking fund provisions, terms for any conversion or exchange into other Securities, initial public offering or purchase price, methods of distribution and other special terms, and (c) in the case of Common Stock, the number of shares offered, initial public offering or purchase price, methods of distribution and other special terms.

  The Prospectus Supplement will also contain information, as applicable, about certain United States Federal income tax considerations relating to the Securities. The Securities may be sold to or through underwriters, through dealers or agents or directly to purchasers. See "Plan of Distribution". The names of any underwriters, dealers or agents involved in the sale of Securities in respect of which this Prospectus is being delivered and any applicable fee, commission or discount arrangements with them will be set forth in the Prospectus Supplement.

  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED   UPON   THE   ACCURACY   OR   ADEQUACY   OF   THIS   PROSPECTUS.
    ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE APPLICABLE PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES TO WHICH THEY RELATE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports and proxy and information statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following regional offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, 14th Floor, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates, or may be viewed by visiting the Commission's web site at http://www.sec.gov. Reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference." Statements contained herein concerning the provisions of any document do not purport to be complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated herein by reference:

    (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

    (2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

    (3) The description of the Common Stock of the Company contained in the Company's Registration Statement on Form 8-A filed with the Commission on June 15, 1987, as amended by the Form 8-A filed with the Commission on December 31, 1991, by the Form 8-A filed with the Commission on October 27, 1994, and by the Form 8-A filed with the Commission on May 29, 1998.

    (4) The Company's Current Reports on Form 8-K filed with the Commission on November 19, 1997, January 16, 1998 and February 20, 1998.

  Any documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the foregoing documents). Any such request should be directed to: Louis G. Lenzi, Esq., MBIA Inc., 113 King Street, Armonk, New York 10504 (telephone: (914) 273-4545).

                                  THE COMPANY

  MBIA Inc. (the "Company") is engaged primarily in providing financial guarantees for municipal bonds, asset-backed and mortgaged-backed securities, selected corporate debt, including investor-owned utility bonds, and debt of high quality financial institutions. These financial guarantees are provided principally through the Company's wholly-owned subsidiary, MBIA Insurance Corporation ("MBIA Corp.")./1/ For the year ended December 31, 1997, the Company insured $48.4 billion and $1.8 billion of gross par value, respectively, of domestic and international new issue and secondary market municipal bonds and $38.2 billion and $3.5 billion of gross par value, respectively, of domestic and international structured finance business. As of December 31, 1997, the total net par amount of outstanding bonds insured by the Company was $303.8 billion and the aggregate net insurance in force was $513.7 billion.

  Financial guarantee insurance provides an unconditional and irrevocable guarantee of the payment of the principal of and interest on insured obligations when due. MBIA Corp. primarily insures obligations sold in the new issue and secondary markets, including those held in unit investment trusts and by mutual funds. It also provides surety bonds for debt service reserve funds. The principal economic value of financial guarantee insurance to the entity offering the obligations is the saving in interest costs resulting from the difference in the market yield between an insured obligation and the same obligation on an uninsured basis. In addition, for complex financings and for obligations of issuers that are not well known by investors, insured obligations receive greater market acceptance than uninsured obligations. All obligations insured by MBIA Corp. are rated AAA by Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. and Fitch IBCA, Inc. and Aaa by Moody's Investors Service, Inc., the highest ratings assigned by these rating agencies.

  The Company, through its wholly-owned subsidiary, MBIA Assurance S.A., writes financial guarantee insurance in the international market, including policies insuring sovereign risk, public infrastructure financings, asset-backed transactions and certain obligations of corporations and financial institutions. In 1995, MBIA Corp. entered into a joint venture agreement with Ambac Assurance Corporation for the purpose of jointly marketing financial guarantee insurance outside the United States.

  The Company's insurance operations derive their income from insurance premiums earned over the life of the insured obligations and from investment income earned on assets representing capital, retained earnings and deferred premium revenues. As of December 31, 1997, the Company's deferred premiums revenues were $2,090 million, its shareholders' equity was $3,355 million, and its total investments were $8,534 million and $8,908 million at book value and market value, respectively. As of December 31, 1997, MBIA Corp.'s investment portfolio was $4,860 million and $5,127 million at book value and market value, respectively, and was primarily comprised of high-quality fixed income securities with intermediate maturities.

  The Company's subsidiaries also provide consulting services to public sector clients, including U.S. state and local governments, municipalities, colleges and universities. These services include cash management, municipal investment agreements, discretionary asset management, purchase and administrative services, tax discovery and compliance, tax audit, analysis and information services and bond administration services.

  In February, 1998, the Company acquired Holdings in a stock-for-stock merger which was accounted for as a pooling of interests. Holdings, through its insurance subsidiaries, is in the business of insuring structured asset-backed, corporate, municipal and other financial obligations in the U.S. and international capital markets and providing financial guarantee reinsurance for structured asset-backed, corporate, municipal and other financial obligations written by other major insurance companies. For the year ended December 31, 1997, Holdings insured $9.4 billion and $2.3 billion of gross par value, respectively, of domestic and international structured finance business and $0.3 billion and $0.2 billion of gross par value of domestic and international new issue and secondary market municipal bonds.
--------
/1/The Company's results have been restated to reflect its merger with CapMAC
  Holdings Inc. ("Holdings"). MBIA Corp.'s results have not been restated.

  The financial guarantee industry is subject to the direct and indirect effects of governmental regulation, including changes in tax laws affecting the municipal and asset-backed debt markets. No assurance can be given that future legislative or regulatory changes might not adversely affect the results of operations and financial condition of the Company.

  The principal executive offices of the Company are located at 113 King Street, Armonk, New York 10504. The telephone number is (914) 273-4545.

                                USE OF PROCEEDS

  Unless otherwise stated in the applicable Prospectus Supplement, the net proceeds to the Company from the sale of the Securities will be used to provide additional capital for the future needs of the Company and for general corporate purposes.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated. Earnings represent consolidated earnings before income taxes and fixed charges. Fixed charges consist of interest and that portion of rental expense deemed representative of the interest factor for such rental expense. The Company had no capitalized interest for the periods presented. (See Exhibit 12.01 for Computation of Ratio.)

                                                        YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                        1993 1994 1995 1996 1997
                                                        ---- ---- ---- ---- ----
   Ratio of earnings to fixed charges(1)............... 12.8 12.9 13.2 13.5 14.0

--------
(1) Fixed charges do not include the amount of fixed charges associated with obligations insured by MBIA Corp.

                        DESCRIPTION OF DEBT SECURITIES

  The Senior Debt Securities offered hereby are to be issued in one or more series under the Senior Indenture, dated as of August 1, 1990, as supplemented from time to time (as so supplemented, the "Senior Indenture"), between the Company and The First National Bank of Chicago, as trustee (the "Senior Indenture Trustee"). The Subordinated Debt Securities offered hereby are to be issued in one or more series under a Subordinated Indenture, as supplemented from time to time (as so supplemented, the "Subordinated Indenture" and, together with the Senior Indenture, the "Indentures"), between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Subordinated Indenture Trustee" and, together with the Senior Indenture Trustee, the "Trustees"). Copies of the Senior Indenture and the form of the Subordinated Indenture have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

  The statements herein relating to the Debt Securities and the following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures (as they may be amended or supplemented from time to time) and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Whenever particular sections or defined terms of the Indentures (as they may be amended or supplemented from time to time) are referred to herein or in a Prospectus Supplement, such sections or defined terms are incorporated herein or therein by reference.

GENERAL

  The Debt Securities will be direct and unsecured obligations of the Company. The Senior Debt Securities will rank equally and ratably with all other unsecured and unsubordinated obligations of the Company. The Subordinated Debt Securities will be subordinate and junior in right of payment to the extent and in the manner set forth in the Subordinated Indenture to all Senior Debt (as defined below) of the Company. See""-- Subordination under the Subordinated Indenture". Because the Company is a non-operating holding company, most of the assets of the Company are owned by the Company's subsidiaries, and the Company relies primarily on dividends from such subsidiaries to meet its obligations for payment of principal and interest on its outstanding debt obligations. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries. In addition, the payment of dividends by the Company's insurance company subsidiary, MBIA Corp., is limited under the applicable insurance laws and regulations of the State of New York. The Indentures do not limit the aggregate amount of Debt Securities that may be issued thereunder. Except as otherwise provided in the applicable Prospectus Supplement, the Indentures, as they apply to any series of Debt Securities, do not limit the incurrence or issuance of other secured or unsecured debt of the Company, whether under either of the Indentures or any other indenture that the Company may enter into in the future or otherwise.

  The Debt Securities will be issuable in one or more series pursuant to an indenture supplemental to the Senior Indenture or the Subordinated Indenture, as the case may be, or a resolution of the Company's Board of Directors or a committee thereof.

  The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the Debt Securities (to the extent such terms are applicable to such Debt Securities): (1) the title of the Debt Securities; (2) any limit upon the aggregate principal amount of the Debt Securities; (3) the date or dates on which the principal of the Debt Securities is payable; (4) the rate or rates, if any, at which the Debt Securities shall bear interest, the interest payment dates on which any such interest shall be payable, the right, if any, of the Company to defer or extend an interest payment date, or the method by which any of the foregoing shall be determined; (5) the place or places where, subject to the terms of the Indenture, the principal of and premium, if any, and interest on the Debt Securities will be payable; (6) any period or periods within or date or dates on which, the price or prices at which and the terms and conditions upon which Debt Securities may be redeemed, in whole or in part, at the option of the Company pursuant to any sinking fund or otherwise; (7) the obligation, if any, of the Company to redeem, purchase or repay the Debt Securities pursuant to any sinking fund, amortization or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which and the other terms and conditions upon which the Debt Securities shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation; (8) the denominations in which any Debt Securities shall be issuable if other than denominations of $1,000 and any integral multiple thereof; (9) if other than in U.S. Dollars, the currency or currencies (including currency unit or units) in which the principal of (and premium, if any) and interest, if any, on the Debt Securities shall be payable, or in which the Debt Securities shall be denominated; (10) any additions, modifications or deletions, in the Events of Default or covenants of the Company specified in the Indenture with respect to the Debt Securities;
(11) if other than the principal amount thereof, the portion of the principal amount of Debt Securities that shall be payable upon declaration of acceleration of the maturity thereof; (12) any index or indices used to determine the amount of payments of principal of and premium, if any, on the Debt Securities and the manner in which such amounts will be determined; (13) the issuance of a temporary Global Security representing all of the Debt Securities of such series and exchange of such temporary Global Security for definitive Debt Securities of such series; (14) whether the Debt Securities of the series shall be issued in whole or in part in the form of one or more Global Securities and, in such case, the Depositary for such Global Securities, and the circumstances under which any such Registered Global Security may be registered for transfer or exchange, or authenticated and delivered, in the name of a Person other than such Depositary or its nominee, if other than as set forth in the Indentures; (15) the appointment of any paying agent, transfer agent or registrars; (16) the terms and conditions of any obligation or right of the Company to convert or exchange the Subordinated Debt Securities into other Securities or at the option of a Holder thereof;
(17) the relative degree, if any, to which the Debt Securities of any series shall be senior to or subordinated to other series of Debt Securities in right of payment, whether such other series of Debt Securities are outstanding or not; and (18) any other terms of the Debt Securities not inconsistent with the provisions of the Indentures. (Section 2.3).

  Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain federal income tax consequences and special considerations applicable to any such Debt Securities will be described in the applicable Prospectus Supplement.

  If the purchase price of any of the Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, or premium or interest, if any, on, any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the applicable Prospectus Supplement.

  If any index is used to determine the amount of payments of principal of, or premium or interest, if any, on, any series of Debt Securities, special federal income tax, accounting and other considerations applicable thereto will be described in the applicable Prospectus Supplement.

DENOMINATIONS, REGISTRATION, PAYMENT AND TRANSFER

  Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will be issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. Debt Securities of any series will be exchangeable for other Debt Securities of the same issue and series, of any authorized denominations, of a like aggregate principal amount.

  Debt Securities may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. The Company will appoint the Trustees as registrars under the Indentures. If the applicable Prospectus

Supplement refers to any transfer agents or paying agents (in addition to the registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or paying agent or approve a change in the location through which any such transfer agent or paying agent acts. The Company may at any time designate additional transfer agents or paying agents with respect to any series of Debt Securities. Neither the Company nor the Trustees shall be required to exchange or register a transfer of (a) any Debt Securities of any series for a period of 15 days preceding the first mailing of notice of redemption for such series to be redeemed, or (b) any Debt Securities selected, called or being called for redemption except, in the case of any Debt Security to be redeemed in part, the portion thereof not so to be redeemed.

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest, if any, on Debt Securities will be made at the office of the Trustee for such Debt Securities in the City of New York or at the office of such paying agent or paying agents as the Company may designate from time to time in an applicable Prospectus Supplement, except that at the option of the Company payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any interest on Debt Securities will be made to the person in whose name such Debt Security is registered at the close of business on any record date for such interest, except in the case of defaulted interest.

GLOBAL DEBT SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Debt Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Debt Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Debt Security may not be transferred except as a whole by the Depositary for such Global Debt Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

  The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depositary arrangements.

  Upon the issuance of a Global Debt Security, and the deposit of such Global Debt Security with or on behalf of the Depositary, the Depositary for such Global Debt Security or its nominee will credit on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Debt Security to the accounts of persons that have accounts with such Depositary ("Participants"). Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Debt Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Debt Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Debt Security.

  So long as the Depositary for a Global Debt Security, or its nominee, is the registered owner of such Global Debt Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Debt Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Debt Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Debt Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

  Payments of principal of (and premium, if any) and interest, if any, on individual Debt Securities represented by a Global Debt Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Debt Security representing such Debt Securities. None of the Company, the Trustee for such Debt Securities, any paying agent or the Securities registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest of the Global Debt Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Debt Security representing any of such Debt Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Debt Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Debt Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name'. Such payments will be the responsibility of such Participants.

  Unless otherwise specified in the applicable Prospectus Supplement, if a Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Debt Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of such series represented by one or more Global Debt Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Debt Security or Securities representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Debt Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Debt Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Debt Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Debt Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

CERTAIN COVENANTS OF THE COMPANY

  Limitations on Liens. Under the Senior Indenture, so long as Senior Debt Securities are outstanding, the Company will not, and will not permit any Subsidiary to, directly or indirectly, create, issue, assume, incur or guarantee any indebtedness for borrowed money which is secured by a Mortgage of any nature on any of the present or future capital stock of any Restricted Subsidiary unless the Senior Debt Securities then outstanding shall be secured equally and ratably with, or prior to, such other secured debt so long as it is outstanding. (Section 3.6)

  Limitations on Disposition of Stock of Restricted Subsidiaries. Under the Senior and Subordinated Indentures, so long as Debt Securities are outstanding, the Company will not, and will not permit any Subsidiary to, sell, transfer or otherwise dispose of any shares of capital stock of any Restricted Subsidiary except for (i) a sale, transfer or other disposition of any capital stock of any Restricted Subsidiary to a wholly owned Subsidiary of the Company or such Subsidiary;
(ii) a sale, transfer or other disposition of the entire capital stock of any Restricted Subsidiary for at least fair value (as determined by the Board of Directors of the Company acting in good faith); or (iii) a sale, transfer or other disposition of the capital stock of any Restricted Subsidiary for at least fair value (as determined by the Board of Directors of the Company acting in good faith) if, after giving effect thereto, the Company and its Subsidiaries would own more than 80% of the issued and outstanding Voting Stock of such Restricted Subsidiary. (Section 3.7 of the Senior Indenture;
Section 3.6 of the Subordinated Indenture)

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

  Under the Senior and Subordinated Indentures, so long as Debt Securities are outstanding, the Company will not consolidate with or merge with or into any other corporation or convey, transfer or lease its properties or assets as an entirety or substantially as an entirety to any person, unless (i) the successor or purchaser is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia; (ii) such successor or purchaser shall expressly assume, by supplemental indenture satisfactory in form to the related Trustee, the due and punctual payment of the principal of, premium, if any, and interest on all the Debt Securities and the performance and observance of every covenant and condition of the Company under the related Indenture; and (iii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing under the related Indenture. (Section 9.1)

CERTAIN DEFINITIONS

  The covenants and other provisions relating to the Debt Securities are to be read in conjunction with the definitions contained in the Senior and Subordinated Indentures, certain of which are substantially to the following effect:

    "Debt Securities" means all unsecured debt securities, notes or other evidences of indebtedness issued in one or more series that the Company may issue from time to time in accordance with the terms of the related Indentures.

    "Mortgage" means any mortgage, pledge, lien, security interest or other encumbrance.

    "Restricted Subsidiary" means MBIA Corp. and any successor to all or substantially all of its business, provided that such successor is a Subsidiary.

    "Subsidiary" means a corporation of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries.

    "Voting Stock" means, with respect to any Subsidiary, stock of any class or classes (or equivalent interests), if the holders of the stock of such class or classes (or equivalent interests) are ordinarily, in the absence of contingencies, entitled to vote for the election of the directors (or persons performing similar functions) of such corporation, even though the right so to vote has been suspended by the happening of such a contingency.

EVENTS OF DEFAULT

  Any one of the following events will constitute an Event of Default with regard to any series of Debt Securities under each of the Indentures: (i) default continued for 30 days in payment of any installment of interest on any of the Debt Securities when due; (ii) default in payment of all or any part of the principal of the Debt Securities when due and payable either at maturity, upon any redemption, by declaration or otherwise; (iii) default continued for 60 days after notice of such default in performance of any covenant or warranty of the Indenture by the Company in respect of the Debt Securities;
(iv) certain events of default with respect to indebtedness of the Company (other than the Debt Securities or non-recourse obligations of the Company) in an aggregate principal amount in excess of $10,000,000 which default shall consist of the failure to make any payment at maturity or shall have resulted in the acceleration of the maturity of such indebtedness; (v) certain events of bankruptcy, insolvency, or reorganization of the Company or any Restricted Subsidiary; or (vi) any other Event of Default provided in the supplemental indenture or resolution of the Board of Directors under which such series of Debt Securities is issued or in the form of Debt Security for such series. (Section 5.1) The Company is required to file with the Trustee annually a written statement as to the fulfillment of certain of its obligations under the Indenture. (Section 3.5)

  Each Indenture provides that the Trustee may withhold notice to the holders of Debt Securities of any default (except in payment of principal of or premium, if any, or interest on the Debt Securities) if the Trustee considers it in the interest of the holders of the Debt Securities to do so. (Section 5.11)

  Each Indenture provides that (a) if an Event of Default described in clause
(i) or (ii) above shall have occurred and be continuing with regard to the Debt Securities of any series, either the Trustee or the holders of 25% in aggregate principal amount of the Debt Securities of that series then outstanding (each such series acting as a separate class) may declare the principal (or, if Debt Securities of such series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of such series and interest accrued thereon, if any, to be due and payable immediately and (b) if an Event of Default described in clause (iii), (iv) or (v) above shall have occurred and be continuing, either the Trustee or the holders of 25% in aggregate principal amount of all Debt Securities (or in the case of an Event of Default described in clause (iii) above, all series affected by such Event of Default) then outstanding (voting as a single class) may declare the principal (or, if Debt Securities of such series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities (in the case of clause (iii) above, limited to all series affected) then outstanding and any premium or interest accrued thereon, to be due and payable immediately. Upon certain conditions, such declaration by the holders of Debt Securities of any series may be annulled and past defaults which have been cured may be waived by (a) with respect to clauses (i) or (ii) the holders of a majority in aggregate principal amount of Debt Securities of such series (each such series voting as a separate class) then outstanding and (b) with respect to clauses (iii), (iv) or (v) above, the holders of a majority in aggregate principal amount of the Debt Securities of all series (in the case of clause (iii) above, limited to all series affected by such default) then outstanding (voting as a single class). (Section 5.1) Prior to a declaration of acceleration of maturity of the Debt Securities of any series, the holders of a majority in aggregate principal amount of the Debt Securities of each series voting separately or all series voting as a single class, depending on the nature of the Event of Default, may waive any Event of Default, and its consequences, except a default in the payment of the principal of or premium, if any, or interest on any of the Debt Securities of such series or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each Debt Security of such series affected. (Section 5.10)

  Subject to the provisions of each Indenture relating to the duties of the Trustee, the Trustee shall be under no obligation to exercise any of its rights or powers under the relative Indenture at the request, order or direction of any of the holders of Debt Securities, unless such holders shall have offered the Trustee reasonable indemnity. (Section 6.2) Subject to such provision for indemnification, the holders of a majority in aggregate principal amount of the Debt Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Section 5.9)

DEFEASANCE AND COVENANT DEFEASANCE

  Except as may otherwise be provided in the applicable Prospectus Supplement with respect to the Debt Securities of any series, each Indenture provides that, subject to certain conditions, the Company may elect either (i) to be discharged from any and all obligations with respect to the Debt Securities (except for the obligations to register the transfer or exchange of the Debt Securities, to replace temporary or mutilated, defaced, destroyed, lost or stolen Debt Securities, to maintain an office or agency for the payment of principal and interest in respect of the Debt Securities, to appoint a paying agent and, if the Company elects to act as the paying agent, to hold moneys for such payment in trust) ("Defeasance") or (ii) to be released from its obligations with respect to the Debt Securities under Sections 3.6 and 3.7 of the Indenture (being the sections of the Indenture captioned "Limitations on Liens" and "Limitations on Disposition of Stock of Restricted Subsidiaries" see "Certain Covenants of the Company") ("Covenant Defeasance"), upon the deposit with the Trustee (or another qualifying trustee) irrevocably in trust for such purpose, of money and/or United States government obligations in an amount which, in the opinion of a nationally recognized firm of independent public accountants delivered to such trustee, would be sufficient to pay the principal of and premium, if any, and interest on the Debt Securities on the scheduled due dates therefor. (Sections 13.1 through 13.4)

  Each Indenture provides that, to effect Defeasance or Covenant Defeasance, the Company must deliver to the Trustee an opinion of counsel to the effect that Defeasance or Covenant Defeasance, as the case may be, will not cause the holders of the Debt Securities to recognize income, gain or loss for federal income tax purposes. In addition, in the case of Defeasance, such opinion of counsel must state that a private letter ruling or a revenue ruling to the same effect has been issued by the United States Internal Revenue Service or state that since the date of the Indenture there has been a change in the applicable federal income tax law to the same effect. (Sections 13.3 and 13.4)

  With respect to the Subordinated Indenture, in order to be discharged as described above, no default in the payment of principal of (or premium, if any) or interest on any Senior Debt shall have occurred and be continuing or no Event of Default with respect to the Senior Debt shall have occurred and be continuing and shall have resulted in such Senior Debt becoming or being declared due and payable prior to the date it would have become due and payable.

MODIFICATION AND WAIVER

  Each Indenture provides that the Company may enter into a supplemental indenture or indentures for the purpose of adding to, changing or eliminating any of the provisions of such Indenture or of any supplemental indentures or of modifying the rights of the holders of Debt Securities issued thereunder if approved in writing signed by the holders of not less than a majority in aggregate principal amount of all outstanding Debt Securities affected thereby voting as one class; provided that the consent of each holder of Debt Securities affected thereby is required for any modification or alteration which (i) extends the final maturity of any Debt Securities, or reduces the principal amount thereof, or reduces the rate or extends the time of payment of interest thereon, or reduces any amount payable on redemption thereof or impairs or affects the right of any holder of Debt Securities to institute suit for the payment thereof, (ii) reduces the percentage in aggregate principal amount, the consent of the holders of which is required for any such supplemental indenture or (iii) modifies any provision with respect to the subordination of Debt Securities of any series in a manner adverse to the holders thereof. (Section 8.2) The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of all series (including the Debt Securities) voting as one class may waive compliance by the Company with certain covenants contained in each Indenture. (Section 3.9)

SUBORDINATION UNDER THE SUBORDINATED INDENTURE

  In the Subordinated Indenture, the Company has covenanted and agreed that any Subordinated Debt Securities issued thereunder will be subordinate and junior in right of payment to all Senior Debt to the extent provided in the Subordinated Indenture. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of the Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt before the holders of Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Subordinated Debt Securities.

  In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Subordinated Debt Securities.

  No payments on account of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.

  The Subordinated Indenture defines "Senior Debt" as the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Subordinated Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debt Securities or to other Debt which is pari passu with, or subordinated to, the Subordinated Debt Securities; provided, however, that Senior Debt shall not be deemed to include (i) any Debt of the Company which when incurred and without respect to any election under Section 1111(b) of the Bankruptcy code was without recourse to the Company, (ii) any Debt of the Company to any of its subsidiaries, (iii) Debt to any employee of the Company,
(iv) any liability for taxes, (v) indebtedness or monetary obligations to trade taxes and (vi) indebtedness or monetary obligations to trade creditors or assumed by the Company or any of its subsidiaries in the ordinary course of business in connection with the obtaining of materials or services. As used in the proceeding sentence the term "Debt" means with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed; (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of such Person; and (vi) every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

  The Subordinated Indenture places no limitation on the amount of additional Senior Debt that may be incurred by the Company. The Company may from time to time incur additional indebtedness constituting Senior Debt.

  The Subordinated Indenture provides that the foregoing subordination provisions, insofar as they relate to any particular issue of Subordinated Debt Securities, may be changed prior to such issuance. Any such change would be described in the Prospectus Supplement relating to such Subordinated Debt Securities.

CONVERSION OR EXCHANGE

  The Subordinated Debt Securities of any series may be convertible or exchangeable into Common Stock or other Securities. The specific terms and conditions on which Subordinated Debt Securities of any series may be so converted or exchanged will be set forth in the applicable Prospectus Supplement. Such terms may include the conversion or exchange price, provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of the Company, and provisions under which the number of shares of Common Stock or other Securities to be received by the holders of Subordinated Debt Securities would be calculated as of a time and in the manner stated in the applicable Prospectus Supplement.

CONCERNING THE TRUSTEE

  The Senior Indenture Trustee, The First National Bank of Chicago, performs services for the Company in the ordinary course of business.

                         DESCRIPTION OF CAPITAL STOCK

  The following is a summary of the terms of the Company's Amended and Restated Certificate of Incorporation.

  The Company's authorized capital stock consists of 200,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, par value $1.00 per share. At the date of this Prospectus no shares of Preferred Stock are presently outstanding. The Company does not presently have outstanding, and the Amended and Restated Certificate of Incorporation does not authorize, any other classes of capital stock. The issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

COMMON STOCK

  Holders of shares of Common Stock have no preemptive, redemption or conversion rights. The holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock may share ratably in the net assets of the Company after payment in full to all creditors of the Company and liquidating distributions to holders of Preferred Stock, if any. Each holder of Common Stock is entitled to one vote per share on all matters submitted to a vote of shareholders.

  The Common Stock is traded on the New York Stock Exchange under the symbol "MBI'. The transfer agent for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

  The applicable Prospectus Supplement relating to an offering of Common Stock will describe terms relevant thereto, including the number of shares offered, the initial offering price, market price and dividend information.

PREFERRED STOCK

  The particular terms of any series of Preferred Stock offered hereby will be set forth in the Prospectus Supplement relating thereto. The rights, preferences, privileges and restrictions, including dividend rights, voting rights, terms of redemption, retirement and sinking fund provisions and liquidation preferences, if any, of the Preferred Stock of each series will be fixed or designated pursuant to a certificate of designation adopted by the Board of Directors or a duly authorized committee thereof. The terms, if any, on which shares of any series of Preferred Stock are convertible or exchangeable into Common Stock will also be set forth in the Prospectus Supplement relating thereto. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of the Company, in which case the number of shares of Common Stock to be received by the holders of Preferred Stock would be calculated as of a time and in the manner stated in the applicable Prospectus Supplement. The description of the terms of a particular series of Preferred Stock that will be set forth in the applicable Prospectus Supplement does not purport to be complete and is qualified in its entirety by reference to the certificate of designation relating to such series.

CERTAIN PROVISIONS OF RESTATED CERTIFICATE OF INCORPORATION

  The Company's Amended and Restated Certificate of Incorporation requires the approval of at least 80% of the outstanding shares of Common Stock for the amendment of certain provisions which describe the factors the Board may consider in evaluating proposed mergers, sales and other corporate transactions. Further, as an insurance holding company, the Company is subject to certain state insurance regulations that require prior approval of a change of control. See "Business--Regulation" in the Company's 1997 Form 10-K. These provisions and regulations may discourage attempts to obtain control of the Company.

  In the Amended and Restated Certificate of Incorporation the Company elects not to be subject to the provisions of Sections 33-374a through 33-374c of the Connecticut Stock Corporation Act. If the Company had not made such elections these provisions would require the approval of the holders of at least 80% of the voting power of the outstanding voting stock of the Company, and at least 66 2/3% of the voting power of the outstanding voting stock of the Company other than voting stock held by certain holders of 10% or more of such voting power or by certain affiliates of the Company, as a condition for mergers, liquidations and other business transactions involving the Company and the holders of 10% or more of such voting power or certain affiliates of the Company unless certain minimum price and procedural requirements are met.

RIGHTS AGREEMENT

  On December 12, 1991, the Company's Board of Directors declared a dividend distribution of one Preferred Share Purchase Right (a "Right") for each share of Common Stock pursuant to a Rights Agreement, dated as of December 12, 1991, between MBIA Inc. and Mellon Bank, N.A. (the "Rights Agreement"). A Right is attached to each share of Common Stock issued subsequent to the date of the Rights Agreement. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a Junior Participating Cumulative Preferred Share (the "Junior Preferred Stock") of the Company at a price of $160, subject to certain adjustments to prevent dilution through stock dividends, splits and combinations and distributions of warrants or other securities or assets. The Junior Preferred Stock will rank senior to Common Stock, but could rank junior to other classes of Preferred Stock that might be issued, as to dividends and liquidating distributions, and will have 100 votes per share, voting together with Common Stock. Initially, the Rights are attached to shares of Common Stock and are not represented by separate certificates or exercisable until the earlier to occur of (a) ten business days following the public announcement by the Company (the "Shares Acquisition Date") that a person or group of persons acquired (or obtained the right to acquire) beneficial ownership of 10% or more of the outstanding Common Stock and (b) ten business days (or, if determined by the Board of Directors, a later date) following the announcement or commencement of a tender offer or exchange offer which, if successful, would result in the bidder owning 10% or more of the outstanding Common Stock. However, no person shall be deemed to have acquired or obtained the right to acquire the beneficial ownership of 10% or more of the outstanding shares of the Company's Common Stock, if the Board of Directors determines that such acquisition is inadvertent, and such person promptly divests itself of a sufficient number of shares to be below the 10% ownership threshold. On such earlier date, Rights certificates would be issued and mailed to holders of Common Stock. The Rights will expire on December 12, 2001, unless earlier redeemed or exchanged.

  If an acquiring person or group acquires beneficial ownership of 10% or more of the Common Stock (except pursuant to a tender or exchange offer for all of the outstanding Common Stock determined by a majority of the Company's independent directors to be fair and in the best interests of the Company and its shareholders), then each Right (other than those held by the acquiror, which will become void) will entitle its holder to purchase for $160 (or the purchase price as then adjusted) that number of shares of Common Stock (or, in certain circumstances, cash, a reduction in the purchase price, Common Stock, other securities of the Company, other property or a combination thereof) having a market value of $320 (or 200% of the adjusted purchase price). If, after an acquiring person or group so acquires 10% or more of the Common Stock in a merger or other business combination and (a) the Company shall not be the surviving or continuing corporation, (b) the Company shall be the surviving or continuing corporation and all or part of the Shares of Common Stock shall be changed or exchanged, or (c) 50% or more of the Company's assets, cash flow or earning power is sold, then proper provision shall be made so that each Right (other than those held by the acquiror) will entitle its holder to purchase that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of 200% of the then-effective purchase price.

  The Company's Board of Directors may redeem all but not less than all of the Rights at $0.01 per Right at any time prior to ten business days following the Shares Acquisition Date. Additionally, at any time after a person or group acquires 10% or more but less than 50% of the outstanding Common Stock, the Company's Board of Directors may exchange the Rights (other than those held by the acquiror, which will become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). The Board of Directors may also amend the Rights at any time prior to the Shares Acquisition Date. The Company's Rights Plan is designed to make it more likely that all of the Company's shareholders receive fair and equal treatment in the event of any unsolicited attempt to acquire the Company and to guard against the use of coercive tactics to gain control of the Company. However, the existence of the Company's Rights Plan might discourage unsolicited merger proposals and unfriendly tender offers and may therefore deprive shareholders of an opportunity to sell their shares at a premium over prevailing market prices.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell Securities to investors directly or through agents or dealers. Any such underwriter, agent or dealer involved in the offer and sale of the Securities will be named in an applicable Prospectus Supplement.

  Offers and sales of Securities hereunder may be effected at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as its agents to offer and sell the Securities upon the terms and conditions set forth in any Prospectus Supplement. If Securities are sold by means of an underwritten offering, the Company will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable Prospectus Supplement which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is being delivered to the public. If any underwriter or underwriters are utilized in the sale of the Securities, unless otherwise set forth in the applicable Prospectus Supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Securities will be obligated to purchase all such Securities if any are purchased.

  In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements with the Company to indemnification against and contribution toward certain civil liabilities, including liabilities, under the Securities Act, and to reimbursement by the Company for certain expenses.

  If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to such dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  Offers to purchase Securities may be solicited directly by the Company and the sale thereof may be made by the Company directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such transaction will be set forth in the Prospectus Supplement relating thereto.

  The Securities may or may not be listed on a national securities exchange or a foreign securities exchange. Certain series of the Securities will be a new issue and will not have an established trading market. No assurances can be given that there will be a market for any of the Securities.

  Agents, underwriters and dealers may be customers of, engage in transactions with or perform services for the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

  Certain legal matters with respect to the legality of the Securities being offered hereby will be passed upon for the Company by Debevoise & Plimpton, New York, New York, and for any underwriters of agents by counsel to be named in the Prospectus Supplement. Such counsel may rely, as to matters of Connecticut law, upon the opinion of Day, Berry & Howard, City Place, Hartford, Connecticut 06103, Connecticut counsel for the Company.

                                    EXPERTS

  The consolidated financial statements and the related financial statement schedules of the Company appearing or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report thereon dated February 3, 1998 incorporated by reference or included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedules are incorporated herein by reference in reliance upon such report given the authority of such firm as experts in accounting and auditing.

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 No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
The Company................................................................  S-2
Use of Proceeds............................................................  S-3
Capitalization.............................................................  S-4
Selected Financial and Operating Data......................................  S-5
Ratio of Earnings to Fixed Charges.........................................  S-6
Description of Senior QUIDS................................................  S-6
Underwriting...............................................................  S-9
Legal Opinions............................................................. S-11
Experts.................................................................... S-11

                                  Prospectus

Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    4
Use of Proceeds............................................................    5
Ratio of Earnings to Fixed Charges.........................................    5
Description of Debt Securities.............................................    6
Description of Capital Stock...............................................   14
Plan of Distribution.......................................................   16
Legal Matters..............................................................   17
Experts....................................................................   17

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                                  $50,000,000

                                   MBIA INC.

                        6.95% Senior Quarterly Income
                           Debt Securities due 2038
                               (Senior QUIDS SM)

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                                    [LOGO]

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                             GOLDMAN, SACHS & CO.

                           PAINEWEBBER INCORPORATED

                      PRUDENTIAL SECURITIES INCORPORATED

                             SALOMON SMITH BARNEY


                      Representatives of the Underwriters

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